# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REGAL REXNORD CORP, CIK 0000082811
CUSIP: 758750103
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 111 West Michigan Street, Milwaukee, Wisconsin (WI), 53203
Date of event which requires filing of this statement: 01/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001103804

## Reporting persons
- VIKING GLOBAL INVESTORS LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,301,545; sole dispositive power 0; shared dispositive power 3,301,545; aggregate amount beneficially owned 3,301,545 (4.97% of the class)
  Comment: See Item 4
- VIKING GLOBAL PERFORMANCE LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,110,962; sole dispositive power 0; shared dispositive power 2,110,962; aggregate amount beneficially owned 2,110,962 (3.2% of the class)
  Comment: See Item 4
- Viking Global Equities II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 42,217; sole dispositive power 0; shared dispositive power 42,217; aggregate amount beneficially owned 42,217 (0.1% of the class)
  Comment: See Item 4
- Viking Global Equities Master Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,068,745; sole dispositive power 0; shared dispositive power 2,068,745; aggregate amount beneficially owned 2,068,745 (3.1% of the class)
  Comment: See Item 4
- Viking Long Fund GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 829,608; sole dispositive power 0; shared dispositive power 829,608; aggregate amount beneficially owned 829,608 (1.2% of the class)
  Comment: See Item 4
- Viking Long Fund Master Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 829,608; sole dispositive power 0; shared dispositive power 829,608; aggregate amount beneficially owned 829,608 (1.2% of the class)
  Comment: See Item 4
- Viking Global Opportunities Parent GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 360,975; sole dispositive power 0; shared dispositive power 360,975; aggregate amount beneficially owned 360,975 (0.5% of the class)
  Comment: See Item 4
- Viking Global Opportunities GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 360,975; sole dispositive power 0; shared dispositive power 360,975; aggregate amount beneficially owned 360,975 (0.5% of the class)
  Comment: See Item 4
- Viking Global Opportunities Portfolio GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 360,975; sole dispositive power 0; shared dispositive power 360,975; aggregate amount beneficially owned 360,975 (0.5% of the class)
  Comment: See Item 4
- Viking Global Opportunities Liquid Portfolio Sub-Master LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 360,975; sole dispositive power 0; shared dispositive power 360,975; aggregate amount beneficially owned 360,975 (0.5% of the class)
  Comment: See Item 4
- HALVORSEN OLE ANDREAS: type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,301,545; sole dispositive power 0; shared dispositive power 3,301,545; aggregate amount beneficially owned 3,301,545 (4.97% of the class)
  Comment: See Item 4
- Ott David C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,301,545; sole dispositive power 0; shared dispositive power 3,301,545; aggregate amount beneficially owned 3,301,545 (4.97% of the class)
  Comment: See Item 4
- Shabet Rose Sharon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,301,545; sole dispositive power 0; shared dispositive power 3,301,545; aggregate amount beneficially owned 3,301,545 (4.97% of the class)
  Comment: See Item 4

## Item 1. Issuer
Name of issuer: REGAL REXNORD CORP
Address of issuer's principal executive offices: 111 West Michigan Street, Milwaukee, Wisconsin, 53203

## Item 2. Person Filing
Name of person filing:
Viking Global Investors LP ("VGI"),
Viking Global Performance LLC ("VGP"),
Viking Global Equities II LP ("VGEII"),
Viking Global Equities Master Ltd. ("VGEM"),
Viking Long Fund GP LLC ("VLFGP"),
Viking Long Fund Master Ltd. ("VLFM"),
Viking Global Opportunities Parent GP LLC ("Opportunities Parent"),
Viking Global Opportunities GP LLC ("Opportunities GP"),
Viking Global Opportunities Portfolio GP LLC ("Opportunities Portfolio GP"),
Viking Global Opportunities Liquid Portfolio Sub-Master LP ("VGOL"),
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is: 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.
Citizenship: VGI and VGEII are Delaware limited partnerships; VGP, VLFGP, Opportunities Parent, Opportunities GP and Opportunities Portfolio GP are Delaware limited liability companies; VGEM and VLFM are Cayman Islands exempted companies; VGOL is a Cayman Islands exempted limited partnership; O. Andreas Halvorsen is a citizen of Norway; and David C. Ott and Rose S. Shabet are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of January 6, 2026, certain of the Reporting Persons' beneficial ownership of the Issuer's shares of Common Stock exceeded 5% of the Common Stock outstanding, thereby requiring the Reporting Persons to file this Schedule 13G pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the "Act"). However, the Reporting Persons' subsequent dispositions of Common Stock caused their beneficial ownership to fall below 5% prior to the filing deadline for this initial Schedule 13G. Accordingly, we have reported below the Reporting Persons' beneficial ownership both (i) on January 6, 2026, the date they surpassed 5% of the Common Stock outstanding, and (ii) on January 13, 2026, the filing date of this Schedule 13G.

VGI: 3,301,545 (3,331,571 as of January 6, 2026)

VGI provides managerial services to VGEII, VGEM, VLFM and VGOL. VGI has the authority to dispose of and vote the shares of Common Stock directly owned by VGEII, VGEM, VLFM and VGOL. VGI does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, VGI may be deemed to beneficially own the shares of Common Stock directly held by VGEII, VGEM, VLFM and VGOL.

VGP: 2,110,962 (2,130,160 as of January 6, 2026)

VGP, as the general partner of VGEII, has the authority to dispose of and vote the shares of Common Stock directly owned by VGEII. VGP serves as investment manager to VGEM and has the authority to dispose of and vote the shares of Common Stock directly owned by VGEM. VGP does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, VGP may be deemed to beneficially own the shares of Common Stock directly held by VGEII and VGEM.

VGEII: 42,217 (42,601 as of January 6, 2026)

VGEII has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEII.

VGEM: 2,068,745 (2,087,559 as of January 6, 2026)

VGEM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEM. Viking Global Equities LP (a Delaware limited partnership) and Viking Global Equities III Ltd. (a Cayman Islands exempted company), through its investment in VGE III Portfolio Ltd. (a Cayman Islands exempted company), invest substantially all of their assets through VGEM.

VLFGP: 829,608 (837,153 as of January 6, 2026)

VLFGP serves as the investment manager of VLFM and has the authority to dispose of and vote the shares of Common Stock directly owned by VLFM. VLFGP does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, VLFGP may be deemed to beneficially own the shares of Common Stock directly held by VLFM.

VLFM: 829,608 (837,153 as of January 6, 2026)

VLFM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VLFGP, and by VGI, an affiliate of VLFGP, which provides managerial services to VLFM. Viking Long Fund LP (a Delaware limited partnership) and Viking Long Fund III Ltd. (a Cayman Islands exempted company), through its investment in Viking Long Fund Intermediate L.P. (a Cayman Islands limited partnership), invest substantially all of their assets through VLFM.

Opportunities Parent: 360,975 (364,258 as of January 6, 2026)

Opportunities Parent is the sole member of Opportunities GP, which has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by VGOL. Opportunities Parent does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, Opportunities Parent may be deemed to beneficially own the shares of Common Stock directly held by VGOL.

Opportunities GP: 360,975 (364,258 as of January 6, 2026)

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by VGOL. Opportunities GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, Opportunities GP may be deemed to beneficially own the shares of Common Stock directly held by VGOL.

Opportunities Portfolio GP: 360,975 (364,258 as of January 6, 2026)

Opportunities Portfolio GP serves as the general partner of VGOL and has the authority to dispose of and vote the shares of Common Stock directly owned by VGOL. Opportunities Portfolio GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 under the Act, Opportunities Portfolio GP may be deemed to beneficially own the shares of Common Stock directly held by VGOL.

VGOL: 360,975 (364,258 as of January 6, 2026)

VGOL has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOL.

Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOL.

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 3,301,545 (3,331,571 as of January 6, 2026)

Mr. Halvorsen, Mr. Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (general partner of VGI), VGP, VLFGP and Opportunities Parent, have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI, VGP, VLFGP and Opportunities Parent. None of Mr. Halvorsen, Mr. Ott and Ms. Shabet directly owns any shares of Common Stock.

Based on Rule 13d-3 under the Act, each may be deemed to beneficially own the shares of Common Stock directly held by VGEII, VGEM, VLFM and VGOL.

As of January 6, 2026, Mr. Halvorsen, Mr. Ott and Ms. Shabet each beneficially owned 3,331,571 shares of Common Stock consisting of (i) 42,601 shares of Common Stock directly and beneficially owned by VGEII, (ii) 2,087,559 shares of Common Stock directly and beneficially owned by VGEM, (iii) 837,153 shares of Common Stock directly and beneficially owned by VLFM and (iv) 364,258 shares of Common Stock directly and beneficially owned by VGOL.

As of the date hereof, Mr. Halvorsen, Mr. Ott and Ms. Shabet each beneficially own 3,301,545 shares of Common Stock consisting of (i) 42,217 shares of Common Stock directly and beneficially owned by VGEII, (ii) 2,068,745 shares of Common Stock directly and beneficially owned by VGEM, (iii) 829,608 shares of Common Stock directly and beneficially owned by VLFM and (iv) 360,975 shares of Common Stock directly and beneficially owned by VGOL.
Percent of class:
The percentages set forth herein are based on 66,389,673 shares of Common Stock outstanding as of October 27, 2025, as reported by the Issuer in its quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the "Commission") on October 30, 2025.

As of January 6, 2026:

VGI: 5.02%
VGP: 3.2%
VGEII: 0.1%
VGEM: 3.1%
VLFGP: 1.3%
VLFM: 1.3%
Opportunities Parent: 0.5%
Opportunities GP: 0.5%
Opportunities Portfolio GP: 0.5%
VGOL: 0.5%
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 5.02%

As of the date hereof:

VGI: 4.97%
VGP: 3.2%
VGEII: 0.1%
VGEM: 3.1%
VLFGP: 1.2%
VLFM: 1.2%
Opportunities Parent: 0.5%
Opportunities GP: 0.5%
Opportunities Portfolio GP: 0.5%
VGOL: 0.5%
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 4.97%
Sole power to vote or to direct the vote:
VGI: 0
VGP: 0
VGEII: 0
VGEM: 0
VLFGP: 0
VLFM: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOL: 0
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 0
Shared power to vote or to direct the vote:
As of January 6, 2026:

VGI: 3,331,571
VGP: 2,130,160
VGEII: 42,601
VGEM: 2,087,559
VLFGP: 837,153
VLFM: 837,153
Opportunities Parent: 364,258
Opportunities GP: 364,258
Opportunities Portfolio GP: 364,258
VGOL: 364,258
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 3,331,571

As of the date hereof:

VGI: 3,301,545
VGP: 2,110,962
VGEII: 42,217
VGEM: 2,068,745
VLFGP: 829,608
VLFM: 829,608
Opportunities Parent: 360,975
Opportunities GP: 360,975
Opportunities Portfolio GP: 360,975
VGOL: 360,975
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 3,301,545
Sole power to dispose or to direct the disposition:
VGI: 0
VGP: 0
VGEII: 0
VGEM: 0
VLFGP: 0
VLFM: 0
Opportunities Parent: 0
Opportunities GP: 0
Opportunities Portfolio GP: 0
VGOL: 0
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 0
Shared power to dispose or to direct the disposition:
As of January 6, 2026:

VGI: 3,331,571
VGP: 2,130,160
VGEII: 42,601
VGEM: 2,087,559
VLFGP: 837,153
VLFM: 837,153
Opportunities Parent: 364,258
Opportunities GP: 364,258
Opportunities Portfolio GP: 364,258
VGOL: 364,258
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 3,331,571

As of the date hereof:

VGI: 3,301,545
VGP: 2,110,962
VGEII: 42,217
VGEM: 2,068,745
VLFGP: 829,608
VLFM: 829,608
Opportunities Parent: 360,975
Opportunities GP: 360,975
Opportunities Portfolio GP: 360,975
VGOL: 360,975
O. Andreas Halvorsen, David C. Ott and Rose S. Shabet: 3,301,545

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The response to Item 4 is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT A - JOINT FILING AGREEMENT

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Investors LP (1)(2)(3) (01/13/2026)
- VIKING GLOBAL PERFORMANCE LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Performance LLC (1)(2)(3) (01/13/2026)
- Viking Global Equities II LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Equities II LP (1)(2)(3) (01/13/2026)
- Viking Global Equities Master Ltd.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Equities Master Ltd. (1)(2)(3) (01/13/2026)
- Viking Long Fund GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Long Fund GP LLC (1)(2)(3) (01/13/2026)
- Viking Long Fund Master Ltd.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Long Fund Master Ltd. (1)(2)(3) (01/13/2026)
- Viking Global Opportunities Parent GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Parent GP LLC (1)(2)(3) (01/13/2026)
- Viking Global Opportunities GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities GP LLC (1)(2)(3) (01/13/2026)
- Viking Global Opportunities Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Portfolio GP LLC (1)(2)(3) (01/13/2026)
- Viking Global Opportunities Liquid Portfolio Sub-Master LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Liquid Portfolio Sub-Master LP (1)(2)(3) (01/13/2026)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of O. Andreas Halvorsen (1) (01/13/2026)
- Ott David C.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of David C. Ott (2) (01/13/2026)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Rose S. Shabet (3) (01/13/2026)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).